

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

October 27, 2016

Mr. Shi-bin Xie
Chief Executive Officer
SGOCO Group, Ltd.
188 Des Voeux Road Central
Hong Kong

Re: **SGOCO Group, Ltd.**
          Registration Statement on Form F-3
          Filed October 17, 2016
          File No. 333-214141

Dear Mr. Xie:

        We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Consolidated Financial Statements

1.   We note you sold 100% of your interest in SGOCO (Fujian) in December 2014 in order to reduce your reliance on sales of traditional flat panel LED/LCD monitor products and focus on new business opportunities. We note your previous operations now appear insignificant in relation to the acquired operations of Boca International

Limited ("Boca"). Please tell us your consideration of whether Boca is your predecessor entity for which predecessor financial statements would be required. In your response, please discuss in detail the portion of your business that remained after the sale of SGOCO (Fujian) and before the acquisition of Boca.

2. Please tell us whether you have any continuing involvement in the operations of SGOCO (Fujian). In your response, please ensure to discuss any arrangements you have with Apex Flourish Group Limited.

3. If you do not believe Boca is a predecessor entity, please tell us what consideration you have given to providing financial statements and pro forma financial information for Boca International pursuant to Rule 3-05 and Article 11 of Regulation S-X. Provide the significance computations set forth in Rule 1-02(w) to support your conclusions. Refer to Item 5(b)(1) of Form F-3.

4. Please provide your analysis related to your reporting requirements for the pending acquisition of Sola Green Technologies Limited.

5. Please update your financial statements in accordance with Item 8.A of Form 20-F. Refer to Item 5(b)(2) of Form F-3.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jamie Kessel, Staff Accountant, at (202) 551-3727, or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415, or me at (202) 551-3810, with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director
AD Office 11-
Telecommunications

Mr. Shi-bin Xie
Chief Executive Officer
SGOCO Group, Ltd.
Page 3

Cc: Jeffrey Li, Esq.